# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HOOKIPA Pharma Inc., CIK 0001760542
CUSIP: 43906K209
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 350 FIFTH AVENUE, 72ND FLOOR, SUITE 7240, NEW YORK, New York (NY), 10118
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Amends the filing with accession number 0000935836-24-000719
Filed by CIK 0001587114

## Reporting persons
- EcoR1 Capital, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 388,861; sole dispositive power 0; shared dispositive power 388,861; aggregate amount beneficially owned 388,861 (4% of the class)
  Comment: Percentage calculated based on 9,655,022 shares of Common Stock outstanding on November 11, 2024, as reported in the Form 10-Q filed by the Issuer for the quarter ended September 30, 2024.
- Oleg Nodelman: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 388,861; sole dispositive power 0; shared dispositive power 388,861; aggregate amount beneficially owned 388,861 (4% of the class)
  Comment: Percentage calculated based on 9,655,022 shares of Common Stock outstanding on November 11, 2024, as reported in the Form 10-Q filed by the Issuer for the quarter ended September 30, 2024.
- EcoR1 Capital Fund Qualified, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 367,227; sole dispositive power 0; shared dispositive power 367,227; aggregate amount beneficially owned 367,227 (3.8% of the class)
  Comment: Percentage calculated based on 9,655,022 shares of Common Stock outstanding on November 11, 2024, as reported in the Form 10-Q filed by the Issuer for the quarter ended September 30, 2024.

## Item 1. Issuer
Name of issuer: HOOKIPA Pharma Inc.
Address of issuer's principal executive offices: 350 FIFTH AVENUE, 72ND FLOOR, SUITE 7240 NEW YORK, NEW YORK 10118

## Item 2. Person Filing
Name of person filing:
EcoR1 Capital, LLC, a Delaware limited liability company ("EcoR1")

EcoR1 Capital Fund Qualified, L.P., a Delaware limited partnership ("Qualified Fund")

Oleg Nodelman

Qualified Fund is filing this statement jointly with the other reporting persons, but not as a member of a group, and it expressly disclaims membership in a group. In addition, the filing of this Schedule 13G on behalf of Qualified Fund should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any securities covered by this Schedule 13G. Each reporting person also disclaims beneficial ownership of the securities reported herein except to the extent of that person's pecuniary interest therein.
Address of principal business office or, if none, residence: 357 Tehama Street #3, San Francisco, CA 94103
Citizenship: See Item 4 of the cover sheet for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
EcoR1: 388,861

Qualified Fund: 367,227

Oleg Nodelman: 388,861
Percent of class:
EcoR1: 4.0%

Qualified Fund: 3.8%

Oleg Nodelman: 4.0%
Sole power to vote or to direct the vote:
EcoR1: 0

Qualified Fund: 0

Oleg Nodelman: 0
Shared power to vote or to direct the vote:
EcoR1: 388,861

Qualified Fund: 367,227

Oleg Nodelman: 388,861
Sole power to dispose or to direct the disposition:
EcoR1: 0

Qualified Fund: 0

Oleg Nodelman: 0
Shared power to dispose or to direct the disposition:
EcoR1: 388,861

Qualified Fund: 367,227

Oleg Nodelman: 388,861

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: EcoR1 is the general partner and investment adviser of investment funds, including Qualified Fund. Mr. Nodelman is the control person of EcoR1.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- EcoR1 Capital, LLC: /s/ Oleg Nodelman, Manager (02/14/2025)
- Oleg Nodelman: /s/ Oleg Nodelman, Reporting person (02/14/2025)
- EcoR1 Capital Fund Qualified, L.P.: /s/ Oleg Nodelman, Manager of the General Partner, EcoR1 Capital, LLC (02/14/2025)